Exhibit 12.1

Alliance Laundry Holdings Inc

Earnings to Fixed Charges

	December 31,					YTD September 30,		Pro Forma Twelve Months Ended December 31, 2003	Pro Forma Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003	2003	2004
Earnings:
Income before taxes	$5,081	$(4,581)	$2,764	$1,391	$15,974	$9,752	$13,523	6,880	6,574
Fixed Charges:
Interest expense	31,509	35,947	33,538	28,341	28,258	21,928	19,219	25,670	19,252
Rentals	556	663	363	337	352	253	293	352	293

	32,065	36,610	33,901	28,678	28,610	22,181	19,512	26,022	19,545
Income before taxes and fixed charges	$37,146	$32,029	$36,665	$30,069	$44,584	$31,933	$33,035	32,902	26,119
Ratio of earnings to fixed charges (a)	1.16	—	1.08	1.05	1.56	1.44	1.69	1.26	1.34

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. In 2000, earnings were inadequate to cover fixed charges. The amount of earnings required to attain a ratio of 1 0 to 1.0 is $4.6 million.